*AB 3/12

13013788

UNITED S
SECURITIES AND EXCH
Washington, D.C. 20549

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SEC FILE NUMBER
8- ~~44765~~ 14715

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor Townsend & Kent, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham (City) **Pennsylvania** (State) **19044** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey N. Polakowski **(215) 956 - 8208**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

Two Commerce Square Suite 1700 (Address) **Philadelphia** (City) **Pennsylvania** (State) **19103** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Michelle A. Barry**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hornor Townsend & Kent, Inc.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne C. Bechtel, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Dec. 26, 2013
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hornor, Townsend & Kent, Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2012

Hornor, Townsend & Kent, Inc. and Subsidiary
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc. and Subsidiary:

We have audited the accompanying statement of financial condition of Hornor, Townsend & Kent, Inc. and Subsidiary (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. and Subsidiary at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

Hornor, Townsend & Kent, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 7,070,287
Restricted cash	3,000,000
Deposits with clearing organizations	70,029
Receivables from brokers/dealers and clearing organizations	2,167,282
Commissions receivable	1,063,551
Equipment and capitalized software, at cost (net of accumulated depreciation of $588,167)	3,465
Prepaid expenses	763,857
Broker loan	1,000,000
Other assets	767,570
Federal tax receivable	39,862
Deferred tax asset	102,002
Total assets	$ 16,047,905
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 2,431,846
Accounts payable and accrued expenses	1,056,191
Payable to Affiliate	516,354
Total liabilities	4,004,391
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	33,158,264
Accumulated deficit	(21,115,750)
Total stockholder's equity	12,043,514
Total liabilities and stockholder's equity	$ 16,047,905

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company has one wholly owned subsidiary, HTK Insurance Agency, Inc. This Subsidiary performs duties in relation to insurance related selling requirements. All intercompany balances and transactions are eliminated in consolidation. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

As of December 31, 2012, the Company had an accumulated deficit of $21,115,750. The Company's operations are funded primarily by capital contributions from its parent, Penn Mutual. Penn Mutual would provide any incremental capital to fund the Company's ongoing business operations, to the extent that such capital is not generated through the Company's normal operating activities.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets include investments in BlackRock Money Market Funds which are quoted daily. The Company's Level 1 assets are included in Cash and Cash Equivalents.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any Level 2 assets

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company Level 3 assets include Broker Loans.

.

Cash and Cash Equivalents
Cash and cash equivalents include cash and money market instruments.

Restricted Cash for the Exclusive Benefit of Customers
Restricted Cash represents cash in a bank account established for the benefit of customers.

Deposits with Clearing Organizations
Deposits with clearing organizations include $50,000 in deposits with Pershing LLC, the Company's clearing organization and $20,029 with the Depository Trust Clearing Corporation.

Receivable from Broker/Dealers and Clearing Organization
Receivable from broker/dealers and clearing organization contains a receivable from Pershing, LLC in the amount of $1,466,390 at December 31, 2012. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. It also contains a 12b-1 receivable related to various mutual fund carriers for $542,986 for business processed directly with those carriers.

Equipment and Capitalized Software
Equipment and Capitalized Software are recorded on a historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years.

Revenue

Variable Products
Variable products include annuities and life. The related commissions are recorded upon acceptance by the insurance company.

Investment Advisory
Investment Advisory income is received monthly or quarterly and is recognized as earned per the terms of the contracts.

Mutual Fund
Mutual Fund related commissions' are recorded on a trade date basis and related 12b-1 or Trailer Fees are recorded on an accrual basis.

Securities Transaction
Securities transactions related commissions' are recorded on a trade-date basis.

Interest Income
Interest income is received monthly and is recognized as earned.

Federal Income Taxes
The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual pursuant to a tax sharing agreement with Penn Mutual. The Company receives or pays these items through Penn Mutual on at least a quarterly basis. In the absence of this agreement, the Company potentially may not be able to recognize reflected benefits in whole or in part. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax

assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

The Company had a receivable from Penn Mutual of $39,862 at December 31, 2012 included in federal tax receivable in the Statement of Financial Condition.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Revenue Relationships
The Company considers significant revenue relationships to be relationships who account for 10% or more of commission related revenue. In 2012, one non-affiliated company accounted for approximately 13% of total revenue. No other companies accounted for more than 10% of total revenue.

Broker Loans
The Company provides certain registered representatives with loans as part of the Company's recruiting and retention strategy for key revenue producing representatives. These loans are generally repayable through bonuses over a 3 year period based upon continued association with the Company. If the representative's association with the Company terminates before the expiration of the loan, the balance becomes immediately due and payable. As of December 31, 2012 no reserve for uncollectible amounts is recorded, as there are no current balances due from terminated representatives. The accrued bonuses of $291,666 are reflected in other liabilities.

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 to these financial statements for a further discussion on the Company's policy regarding this hierarchy. The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2012.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2012:

Financial Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Cash equivalents				
Money Market	$ 3,745,269	-	-	$ 3,745,269
Total	$ 3,745,269	-	-	$ 3,745,269

The following instruments are not carried at fair value on our Statement of Financial Condition.

Assets: Cash, Restricted Cash, Deposits with Clearing Organizations, Receivables from brokers/dealers and clearing organizations, Other - These instruments are generally short-term in nature.

Assets: Broker Loan – This instrument has a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. The Company estimated fair value based on estimated future cash flows

Liabilities: Other - These instruments are generally short-term in nature

Financial Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Cash	$ 3,325,018	$ -	$ -	$ 3,325,018
Restricted cash for the exclusive benefit of customers	3,000,000	-		3,000,000
Deposits with clearing organizations	-	70,029	-	70,029
Receivables from brokers/dealers and clearing organizations	-	2,167,282	-	2,167,282
Other	-	-	2,736,842	2,736,842
Broker Loans	-	-	1,000,000	1,000,000

Financial Liabilities

Other	$ -	$ -	$ 4,004,391	$ 4,004,391

4. Related Party Transactions

The Company supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. Penn Mutual reimbursed the Company for services provided on behalf of Penn Mutual, including direct and indirect expenses.

As a marketing allowance, the Company pays an 87% ratio of commission expense on commission revenue. Commission Revenue is defined as Commissions from sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management. After commissions are paid to registered representatives the residual amount is paid to Penn Mutual.

As of December 31, 2012, the Company had a payable of $516,354 to Penn Mutual resulting from related party transactions.

Other expenses paid to Penn Mutual in 2012 include rent.

5. Credit Risk

The Company clears approximately 20% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with their clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2012, total margin debt was $1,477,138. Collateral held at clearing broker in connection with these transactions was $9,708,620 at December 31, 2012.

6. Income Taxes

The Company had a deferred tax asset of $102,002 at December 31, 2012, and no deferred tax liability. Deferred taxes result primarily from accrued expenses which are not currently deductible for income tax purposes.

The Company recognizes penalties and/or interest as a component of tax expense. During the year ended December 31, 2012, the Company did not recognize any interest. The Company had no interest accrued at December 31, 2012. No penalties were recognized or accrued. Therefore, the total unrecognized tax positions reserve as of December 31, 2012 is $0.

The Internal Revenue Services ("IRS") has completed their examination of Penn Mutual's consolidated income tax returns through the year 2007. Tax years 2008, 2009, and 2010 are under review. The Company, as previously noted, participates in a tax sharing arrangement with Penn Mutual. Management has not made a provision as no adjustments are expected.

The Company does not anticipate that total unrecognized tax benefits will significantly change in the next twelve months due to the settlement of audits or statute expirations.

7. Employee Benefit Plan

Pension Plan
The employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the Penn Mutual's tax and cash positions and the plan's funded status.

Penn Mutual approved the freezing of benefits under its qualified pension plans effective December 31, 2005. Therefore no further benefits are accrued for participants.

Other Retirement and Post Employment Benefits
The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retirement employees, their beneficiaries and covered dependents.

Defined Contribution Plan
Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Designated contributions of up to 6% of annual compensation are eligible to be matched by the Company.

The Company owed $267,323 to Penn Mutual as of December 31, 2012. Payments are made regularly throughout the year.

8. Commitments and Contingencies

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2013. The Company expects to renew the lease immediately upon expiration.

At December 31, 2012, aggregate minimum rental commitments under all non-cancelable leases through March 31, 2013 were $26,202.

The Company is a defendant in one lawsuit and is not a defendant in any regulatory matters. In accordance with ASC 450, "Contingencies," the Company would establish provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2012, the Company has recorded $0 in connection with these matters.

At December 31, 2012, the Company has one open regulatory examination of which the outcome is uncertain.

9. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions that exceed the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

10. Equipment and Capitalized Software

Equipment	$ 79,735
Capitalized software	511,897
	591,632
Less: Accumulated depreciation and amortization	(588,167)
Equipment and Capitalized Software, net	3,465
2012 depreciation expense	$ 1,732

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company meets the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2012, the Company had net capital of $9,011,320 which was $8,761,320 in excess of its requirement of $250,000. The Company's net capital ratio was .41 to 1.

12. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 27, 2013, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.